SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         Meridian Insurance Group, Inc.
                         ------------------------------
                            (Name of Subject Company)

                         Meridian Insurance Group, Inc.
                         ------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   589644-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)

                                  Norma J. Oman
                             Chief Executive Officer
                         Meridian Insurance Group, Inc.
                           2955 North Meridian Street
                        Indianapolis, Indiana 46208-4788
                                 (317) 931-7000
                                 --------------
            (Name, address and telephone number of person authorized
                to receive notice and communications on behalf of
                         the person(s) filing statement)

                                with copies to:

                               Stephen J. Hackman
                                   Ice Miller
                               One American Square
                                    Box 82001
                        Indianapolis, Indiana 46282-0002
                                 (317) 236-2100

     This  Amendment  No.  3  (the  "Amendment")   amends  and  supplements  the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission on September 11, 2000, by Meridian Insurance Group, Inc., an Indiana corporation (the "Company" or "MIGI").

     The original filing on Schedule 14D-9 related to a tender offer announced on or about August 30, 2000 and filed with the Commission on August 30, 2000 under cover of a statement on Schedule TO (the "Offer") by Meridian Insurance Group Acquisition Corporation ("Bidder"), an Illinois corporation and wholly-owned subsidiary of American Union Insurance Company ("Parent" or "AUIC"). Parent is an Illinois stock insurance company that is 50% owned by Gregory M. Shepard ("Shepard"). Shepard is also Chairman of the Board and President of AUIC. The original Offer was for the purchase of all of the outstanding shares of Common Stock of MIGI at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2000, and the related Letter of Transmittal. Capitalized terms not defined herein have the meanings set forth in the Schedule 14D-9.

     On September 15, 2000, the Company filed Amendment No. 1 to Schedule 14D-9 responding to certain comments made by the Staff of the Commission.

     On September 18, 2000, the Bidder, American Union Financial Corporation, Gregory M. Shepard and Tracy M. Shepard (collectively the "Bidders"), filed Amendment No. 2 to the Schedule TO relating to the Offer. According to Amendment No. 2, the Offer has been amended in certain material respects by a Supplement thereto dated September 18, 2000 (such Supplement, together with the Offer, the "Amended Offer"), including but not limited to: (i) the number of shares sought to be purchased under the Offer has been reduced to 2,985,769 Shares; (ii) the price per share to be paid under the Offer has been increased to $25 per Share, net to the Seller in cash, without interest thereon; (iii) the financing contingency to the obligations of the Bidders has been removed; (iv) the expiration date of the Offer has been extended; and (v) the Bidders disclosed in the Supplement that they no longer intend to cause the Company to effect a second-step merger or similar transaction in order to acquire 100% of the Company's shares following the conclusion of the Offer, contrary to the statement in the Offer that they intended to cause such a second-step merger to occur.

     On September 22, 2000, the Company filed Amendment No. 2 to Schedule 14D-9, in which the Board recommended that the Company's shareholders reject the Amended Offer for the reasons set forth in the Amendment No. 2.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Item 7 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

     "On October 5, 2000, the Company issued a press release, filed as Exhibit G hereto and the text of which is incorporated herein by reference.

     Except as described in the attached press release and except for the Board resolutions embodying the Board's recommendations described in Item 4:

     (a) no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person; (2) an extraordinary transaction such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company;
          (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy of the Company, or in the indebtedness or capitalization of the Company; and

     (b) there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in clause
          (a) of this Item 7."

ITEM 9.  EXHIBITS

     Exhibit A      Letter to Shareholders, dated September 11, 2000.*

     Exhibit B      Press  release  issued by the Company,  dated  September 11,
                    2000.*

     Exhibit C      C Excerpted Sections of MIGI's Proxy Statement,  dated April
                    3, 2000, relating to MIGI's Annual Meeting of Shareholders.*

     Exhibit D      Opinion of A.G.  Edwards & Sons,  Inc.,  dated  September 8,
                    2000.*

     Exhibit E      Letter to Shareholders, dated September 22, 2000.*

     Exhibit F      Press  release  issued by the Company,  dated  September 22,
                    2000.*

     Exhibit G      Press release issued by the Company, dated October 5, 2000.

----------------
* Previously filed.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     October 6, 2000              ----------------------------------------------
                                  Norma J. Oman
                                  President and Chief Executive Officer

                              FOR IMMEDIATE RELEASE


October 5, 2000


Contact:  Steven R. Hazelbaker
          Executive Vice President and Chief Operating Officer
          (317) 931-7269

           MERIDIAN INSURANCE GROUP TO EXPLORE STRATEGIC ALTERNATIVES

     Meridian Insurance Group, Inc. (Nasdaq: MIGI) announced today that its Board of Directors has directed management to explore strategic alternatives to enhance shareholder value. These alternatives may include, among other things, repurchasing outstanding Company shares, engaging in a corporate reorganization or restructuring, taking the Company private, demutualizing the Company's mutual insurance company affiliates, engaging in an affiliation or business combination, or continuing the Company's long-term independence strategy. Management has been authorized to engage the investment banking firm of A.G. Edwards & Sons, Inc., as it deems necessary to assist it with the evaluation of various alternatives. As part of its evaluation, management expects to enter into discussions and/or negotiations with third parties regarding one or more of the alternatives identified above. The Board reconfirmed that the Company has no interest in engaging in any transaction with American Union Insurance Company, Gregory M. Shepard or any of their respective affiliates. On September 8 and September 21, the Board of Directors recommended that shareholders reject a tender offer for shares of the Company made by American Union, Mr. Shepard and certain of their affiliates.

     Meridian Insurance Group, Inc. provides automobile, homeowners, farmowners, other personal lines of coverage, and commercial insurance. Meridian is licensed to write business in the states of Arizona, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Minnesota, Missouri, North Dakota, Ohio, Pennsylvania, South Dakota, Tennessee, Utah, Virginia, Washington, Washington, D.C. and Wisconsin.